U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Dehaier Medical Systems Ltd. (“Registrant” or the “Company”) held its 2013 Annual Meeting of Shareholders on December 19, 2013, at 8:00 a.m., Eastern Standard Time at its executive offices at Suite 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing, 100856, People’s Republic of China. A total of 3,282,081 of the Registrant’s ordinary shares were present in person or by proxy, representing a quorum of 71.04%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2013 Annual Meeting of Shareholders. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

1.	PROPOSAL 1: Election of Directors
	a.	To elect one Class III member of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2016 or until its successor is duly elected and qualified. Mr. Ping Chen received a plurality of the properly cast votes and was thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

Nominee	For		Withheld		Abstain/Broker Non-Vote
	Number	Percentage	Number	Percentage	Number	Percentage
Ping Chen	1,639,616	87.45	235,395	12.55	1,407,070	N/A

2.	PROPOSAL 2: Ratification of Appointment of Independent Auditor
	a.	To ratify the appointment of Friedman LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2013. The proposal was approved by a majority vote of 99.88% of the votes cast. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
3,277,993	99.88	4,088	0.12	None	None

3.	PROPOSAL 3: Approval of the Company’s 2013 Share Incentive Plan
	a.	To vote to approve the Dehaier Medical Systems Limited 2013 Share Incentive Plan (the “2013 Plan”), which was previously approved by the Company’s Board of Directors on October 31, 2013, subject to approval by the shareholders of the Company. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
1,823,829	97.27	50,632	2.70	1,407,620	0.03

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

December 20, 2013	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer